Filed by Duke Energy Corporation

Pursuant to Rule 425 under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-6

Under the Securities Exchange Act of 1934

Subject Company: Duke Energy Holding Corp.

Commission File No. 333-126318

Cinergy Merger Q&As: Most Recent (Feb. 28)

Workforce Reductions

Q: When are the 1,500 headcount reductions going to happen? Mostly all at once?  Or over the five years that it will take to save the $600 million dollars?

A: Through attrition that has occurred in both companies since March 2005 and requests for voluntary separations, we expect to be well on track to achieving anticipated workforce reductions associated with the merger.  A significant percentage of these reductions will occur during 2006.

Matching Gifts

Q: Does Cinergy offer a Matching Gifts program?  Is it expected that the Duke Energy Foundation Matching Gifts program will continue and be extended to Cinergy employees?

A: Yes to both questions.  The effective date of the Duke Energy Foundation's Matching Gift Program extension to Cinergy Employees is Jan. 1, 2007. We are in the process of addressing what the combined foundation programs will look like in 2007. We will run each foundation separately in 2006.

Job Scope Changes

Q: If a person's job scope changes, should they be included in a group that’s offered voluntary severance opportunities? Example: Your area of responsibility, job duties along with geographical area increases in size.

A:  The answer would depend on the type of job scope change.  Areas where job scope was expected to change post merger were reviewed by the appropriate integration teams, which then recommended whether headcount should increase, decrease or stay about the same.  Not knowing the exact example you reference, it would seem that in areas of the company where job scope or other factors are assumed to increase post merger, voluntary reductions for those areas might be less likely than for other areas where scope is being reduced or moved.  The functional leaders for each area decided whether it was appropriate to offer a voluntary severance opportunity.

Merger & EPS Target

Q: Does the announced Duke earnings per share (EPS) target for 2006 assume the merger with Cinergy will go through?  Will there be any change to EPS for incentive purposes following the merger?

A: The 2006 Duke Energy EPS target was established in anticipation of the merger.  We don’t expect any changes to the target as a result of the merger.

Cost Reduction

Q: Cost reduction is a way of life for many corporations these days.  From your point of view, what is the optimal frequency of large-scale cost/workforce reduction initiatives for the new Duke?  One every 1-2 years, one every five years, etc.?  It seems that Cinergy had rather frequent cost reduction initiatives over the past 10 years.

A: Reducing or watching our costs is a way of life – and it's something Duke Energy does all the time, not just during large-scale cost reduction initiatives.  However, the timing of any future large-scale efforts is also determined by other factors (including market conditions and mergers and acquisition activity), which makes it hard to say how often is "optimal."

Cinergy Pay Structure

Q: I have heard that we will be moving to the Cinergy pay structure instead of the existing "band" pay structure.  Is this correct?  I have also heard that we will be going to the Cinergy Incentive Pay Structure.  Is this correct?  If so, what does this mean as far as max payouts and salaries?

A:  Non-represented Cinergy employees will eventually migrate to the Duke Energy annual incentive plan and salary administration systems.  Cinergy employees will adopt appropriate Duke financial measures on Day 1 for their applicable annual incentive plans.  Integration will continue beyond Day 1.

Job Seniority

Q: I have a question about job seniority.  I work as a work management specialist. Can someone from another job classification come into my job and bump me with their seniority?

A:  The company may consider an employee’s length of service, along with many other job-related factors such as experience, education, technical skills, job knowledge, etc., when determining placement in positions for non-represented employees.

Vacations and Holidays

Q: Concerning the new Duke Energy/Cinergy merger benefits for vacation and holidays, I was disappointed to see the Duke Energy package remain unchanged, especially since Cinergy had two more vacation days than the current Duke Energy package (not counting the fact that Cinergy is losing their sixth week of vacation).

In every Employee Opinion Survey results report I've seen, the employee benefits package always scores low, with employees feeling they keep losing benefits.  Duke Energy had a chance to improve these low results by changing the benefits package for the new Duke Energy, by meeting the Cinergy package half way, instead of Cinergy losing two days.

The loss would only be one day, increasing the new Duke Energy package to 12 days instead of 11, thereby improving the benefits for current Duke Energy employees.  Once again, corporate management decides not to improve the Duke Energy vacation and holidays benefits.  Wouldn’t this have been a good opportunity for Duke Energy to boost the morale of current Duke Energy employees?

A: To achieve projected cost savings related to the merger and to avoid IT system changes that are not otherwise required, the guiding principle for integration of the two companies' HR practices has been, in general, to adopt existing Duke Energy practices.  Duke Energy’s vacation and holiday policies are in line with competitive benchmarks at other companies.  Therefore, Cinergy employees will adopt Duke Energy's vacation eligibility practices beginning in 2007, with one exception:  Duke Energy will adopt Cinergy's practice of awarding one day of vacation earned per month during the first year of employment, up to a maximum of 10 days. Currently, Duke Energy employees must work six months before earning five days of vacation.

Stock Values – How Will They Be Calculated?

Q: How are stock values, cost per share etc., calculated when the two companies merge?

A: Under the merger agreement, each common share of Cinergy will be converted into 1.56 shares of Duke Energy upon closing of the merger. This represents a 13.4 percent premium to Cinergy shareholders, based on the closing prices on May 6, 2005.

The valuation of a company's stock is based on many factors such as historical information, future earnings potential, risk within its specific industry, dividend payments, etc. A merged company is no different. The only difference is that the combined value of the two companies will be represented by one common stock going forward.

Employee Discounts

Q: Will the new Duke have different partners for employee discounts?  (for example, automobile manufacturer discounts such as the Ford X Plan; Daimler Chrysler, etc.)

A: At this time, we don't expect any changes to the list of companies offering employee discounts to Duke employees.  If any changes would happen, they would occur as part of the regular contract negotiation process that strategic sourcing conducts in the normal course of business.

Transition Pool

Q:  I know quite a few people who plan to enter the transition pool if they are not offered a job in the new organization. Can you tell us more about how it will work?

A: Employees who enter the transition pool will have physical facilities to which they will be expected to report and from which they can work to find other employment.  The location of these facilities is being determined now.

Employees in the transition pool will be required to apply for all internal positions for which they are qualified. They will have dedicated company and external assistance with their job search, access to job postings to look for other positions, access to temporary assignments for skills development and networking, and will receive consideration for jobs openings for which they are qualified.  Employees will be required to demonstrate effort to secure external employment also.

Employees who refuse a bona fide job offer will no longer be eligible for the transition pool and will end employment with the company at that point, with appropriate severance being paid upon signing and not revoking the required waiver.

Assignment to the transition pool will end after six months or by Dec. 31, 2006, whichever is earlier.  At that point, employment with the company will end. Employees will have the option to leave the transition pool and separate from the company prior to the predetermined ending date.

More specific information will be provided to employees who choose to enter the transition pool.

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Forward-Looking Statements

This document includes statements that do not directly or exclusively relate to historical facts. Such statements are “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These forward-looking statements include statements regarding benefits of the proposed mergers and restructuring transactions, integration plans and expected synergies, anticipated future financial operating performance and results, including estimates of growth. These statements are based on the current expectations of management of Duke

Energy and Cinergy. There are a number of risks and uncertainties that could cause actual results to differ materially from the forward-looking statements included in this document. For example, (1) the companies may be unable to obtain shareholder approvals required for the transaction; (2) the companies may be unable to obtain regulatory approvals required for the transaction, or required regulatory approvals may delay the transaction or result in the imposition of conditions that could have a material adverse effect on the combined company or cause the companies to abandon the transaction; (3) conditions to the closing of the transaction may not be satisfied; (4) problems may arise in successfully integrating the businesses of the companies, which may result in the combined company not operating as effectively and efficiently as expected; (5) the combined company may be unable to achieve cost-cutting synergies or it may take longer than expected to achieve those synergies; (6) the transaction may involve unexpected costs or unexpected liabilities, or the effects of purchase accounting may be different from the companies’ expectations; (7) the credit ratings of the combined company or its subsidiaries may be different from what the companies expect; (8) the businesses of the companies may suffer as a result of uncertainty surrounding the transaction; (9) the industry may be subject to future regulatory or legislative actions that could adversely affect the companies; and (10) the companies may be adversely affected by other economic, business, and/or competitive factors. Additional factors that may affect the future results of Duke Energy and Cinergy are set forth in their respective filings with the Securities and Exchange Commission ("SEC"), which are available at www.duke-energy.com/investors and www.cinergy.com/investors, respectively. Duke Energy and Cinergy undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Additional Information and Where to Find It

In connection with the proposed transaction, a registration statement of Duke Energy Holding Corp. (Registration No. 333-126318), which includes a definitive joint proxy statement of Duke Energy and Cinergy, and other materials have been filed with the SEC and are publicly available. WE URGE INVESTORS TO READ THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS AND THESE OTHER MATERIALS CAREFULLY BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT DUKE ENERGY, CINERGY, DUKE ENERGY HOLDING CORP., AND THE PROPOSED TRANSACTION. Investors will be able to obtain free copies of the joint proxy statement/prospectus as well as other filed documents containing information about Duke Energy and Cinergy at http://www.sec.gov, the SEC's website. Free copies of Duke Energy’s SEC filings are also available on Duke Energy’s website at www.duke-energy.com/investors, and free copies of Cinergy’s SEC filings are also available on Cinergy’s website at www.cinergy.com/investors.

Participants in the Solicitation

Duke Energy, Cinergy and their respective executive officers and directors may be deemed, under SEC rules, to be participants in the solicitation of proxies from Duke Energy’s or Cinergy’s stockholders with respect to the proposed transaction. Information regarding the officers and directors of Duke Energy is included in its definitive proxy statement for its 2005 Annual Meeting filed with the SEC on March 31, 2005. Information regarding the officers and directors of Cinergy is included in its definitive proxy statement for its 2005 Annual Meeting filed with the SEC on March 28, 2005. More detailed information regarding the identity of potential participants, and their direct or indirect interests, by securities, holdings or otherwise, is included in the joint proxy statement/prospectus included in Duke Energy Holding Corp.'s registration statement (Registration No. 333-126318).